Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage") held on May 23, 2012 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against/Withheld

1.	Ordinary resolution to fix the number of directors of Advantage to be elected at the Meeting at nine (9).	Passed	N/A	N/A

2.	Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuring year or until their successors are elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and the by-laws of Advantage:

	Stephen E. Balog Kelly I. Drader Paul G. Haggis John A. Howard Andy J. Mah Ronald A. McIntosh Sheila H. O'Brien Carol D. Pennycook Steven Sharpe	Passed	89.48% 72.19% 89.43% 88.54% 89.43% 89.31% 88.51% 71.03% 88.88%	10.52% 27.81% 10.57% 11.46% 10.57% 10.69% 11.49% 28.97% 11.12%

3.	Ordinary resolution approving all unallocated common shares reserved for issuance pursuant to grants of restricted shares under the Restricted Share Performance Incentive Plan of Advantage, as described in the Information Circular - Proxy Statement of Advantage dated April 16, 2012 (the "Information Circular").	Withdrawn	N/A	N/A

4.	Ordinary resolution re-approving the shareholder rights plan of Advantage, as described in the Information Circular.	Passed	85.14%	14.86%

5.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.	Passed	N/A	N/A

Dated at Calgary, Alberta this 23rd day of May, 2012.